December 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Blaise Rhodes

Mr. Rufus Decker

Re:	Potbelly Corporation

Form 10-K for the Fiscal Year Ended December 27, 2020

Filed March 12, 2021

File No. 001-36104

Dear Messrs. Rhodes and Decker:

Potbelly Corporation (the “Company”), hereby responds to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 26, 2021 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 27, 2020 (the “2020 Form 10-K”). Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the Fiscal Year Ended December 27, 2020

Consolidated Financial Statements

Consolidated Statements of Operations, page 53

1.

It appears from your disclosure on page 36 that cost of goods sold consists primarily of food, beverage, and packaging costs, and is not burdened with other direct and indirect costs of producing your food and beverages. If so, please retitle this line item accordingly to better reflect what it represents.

The Company acknowledges the Staff’s comment and confirms that the line item “costs of goods sold, excluding depreciation” on the Company’s financial statements consists primarily of food, beverage and packaging costs. In response to the Staff’s comment, in future filings, the Company will retitle this line item from “cost of goods sold, excluding depreciation” to “food, beverage and packaging costs.”

We hope that these responses adequately address the Staff’s concerns. If you have any further comments or concerns, please to contact me at (312) 837-1465.

Very truly yours,

/s/ Steven Cirulis
Steven Cirulis Chief Financial Officer